

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Divisio
450, Fi
Washin
U.S.A.



06015760

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & CO/S&G/PCR/2006/ 2271

दिनांक / Date : 27.07.2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2006

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/2261 dated the July 27, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed (unaudited) financial results for quarter ended 30th June 2006.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.



SEC MAIL PROCESSING
RECEIVED
AUG 04 2006
WASH, D.C.
156 SECTION

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/2261

दिनांक / Date : 27.07.2006

Dear Sir,

LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2006

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed (unaudited) financial results of the Bank for the quarter ended the 30th June, 2006, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a



हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2006

(Rs.in crores)

	Particulars	State Bank of India			State Bank of India (Consolidated)		
		Quarter ended		Year ended	Quarter ended		Year ended
		30.06.2006 (Reviewed)	30.06.2005 (Reviewed)	31.03.2006 (Audited)	30.06.2006 (Reviewed)	30.06.2005 (Reviewed)	31.03.2006 (Audited)
1	Interest Earned (a)+(b)+(c)+(d)	9836.15	9166.28	35794.93	12810.65	12429.62	49707.48
	(a) Interest/discount on advances/bills	6467.38	3964.08	17696.30	8004.06	5791.83	25899.27
	(b) Income on Investments	2940.21	3760.98	13977.53	4282.93	5107.92	19313.62
	(c) Interest on balances with Reserve Bank of India and other interbank funds	344.12	516.26	1760.97	416.46	580.48	2079.53
	(d) Others	84.47	925.98	2360.13	128.21	949.29	2415.06
2	Other Income	1762.60	1576.56	7388.69	2479.62	2053.98	11127.44
	(A) TOTAL INCOME (1+2)	10598.75	10742.86	43183.62	15290.27	14483.50	60934.92
3	Interest Expended	4952.06	4913.06	20158.29	7274.42	6710.16	27871.74
4	Operating Expenses (e)+(f)	2810.24	2390.32	11726.10	4240.53	3490.79	17601.30
	(e) Payments to and provisions for employees	1924.29	1633.57	8123.04	2611.91	2153.21	10763.80
	(f) Other Operating Expenses	885.95	756.75	3602.06	1628.62	1337.58	6837.50
	(B) TOTAL EXPENDITURE (3)+(4) (excluding Provisions and Contingencies)	7762.30	7303.37	31884.39	11514.96	10200.95	45473.04
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2836.45	3439.49	11299.23	3775.32	4282.55	15461.88
	(D) Provisions and Contingencies (net of write-back)	1281.87	1766.58	4393.08	1824.33	2344.42	6470.82
	— of which provisions for Non-performing assets	171.66	236.00	147.81	285.93	243.07	414.06
	(E) Provision for Taxes	755.91	450.07	2499.48	924.60	696.02	3229.57
	— of which provisions for Fringe Benefit Tax (FBT)	92.50	85.00	458.00	192.45		620.30
	(F) NET PROFIT (C - D - E)	798.57	1222.83	4406.67	1026.39	1342.11	5761.49
	(G) NET PROFIT AFTER MINORITY INTEREST				963.01	1322.67	5529.92
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	27117.79	23546.94	27117.79	36680.41	32025.50	36680.41
7	Analytical Ratios						
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	11.97%	11.63%	11.88%			12.56%
	(iii) Earnings per Share (in Rs.)	15.17 (not annualised)	23.23 (not annualised)	83.73	18.30 (not annualised)	25.13 (not annualised)	105.07
	(iv) (a) Amount of gross non-performing assets	10386.34	12508.88	10375.75			
	(b) Amount of net non-performing assets	4431.64	5204.32	4906.42			
	(c) % of gross NPAs	3.88%	5.67%	3.88%			
	(d) % of net NPAs	1.69%	2.44%	1.87%			
	(v) Return on Assets (Annualised)	0.64%	1.04%	0.89%			
8	Shareholding pattern						
	a) Reserve Bank of India ..... No. of shares	314338700	314338700	314338700			
	..... % of shareholding	59.73%	59.73%	59.73%			
	b) Others ..... No. of shares	211960179	211960179	211960179			
	..... % of shareholding	40.27%	40.27%	40.27%			

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 30.06.2006 (Reviewed)	Quarter ended 30.06.2005 (Reviewed)	Year ended 31.03.2006 (Audited)
1		Segment Revenue (income)			
	a	Banking Operations	9509.75	8013.25	35265.88
	b	Treasury Operations	3606.48	4524.12	17436.77
		Total	13116.23	12537.37	52702.65
		Less : Inter Segment Revenue	2606.00	2808.51	11474.69
		Net Income from Operations	10510.23	9728.86	41227.96
2		Segment Results (Profit before tax)			
	a	Banking Operations	1610.31	1191.50	6042.34
	b	Treasury Operations	-144.36	-332.59	-1991.32
		Total	1465.95	858.91	4051.02
		Add : Unallocated Income (net of unallocated expenses)	88.53	813.99	1918.65
		Profit before Tax	1554.48	1672.90	5969.67
		Less : Income Tax (including FBT)	755.91	450.07	2499.48
		Add : Extraordinary Profit	0	0	936.48
		Net Profit	798.57	1222.83	4406.67
3		Segment Assets			
	a	Banking Operations	382211.31	427057.02	382211.31
	b	Treasury Operations	219556.40	216958.54	219556.40
	c	Unallocated	2583.13	3884.33	2583.13
		Less : Eliminations	110480.29	188115.02	110480.29
		Total	493869.55	459784.87	493869.55
4		Segment Liabilities			
	a	Banking Operations	357682.71	404730.11	357682.71
	b	Treasury Operations	216439.91	215211.31	216439.91
	c	Unallocated	812.08	0.00	812.08
		Less : Eliminations	108709.24	184130.69	108709.24
		Total	466225.46	435810.73	466225.46

(Segment Assets and Liabilities are as on 31st March of the previous year)


S.B.I. CO
Mumbai
S & B Deptt.

1. The working results for the quarter ended 30th June 2006 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and other contingencies on an estimated basis.
2. The effects of the revised Accounting Standard - 15 on employee benefits(which has come into effect from 1st April 2006) have not been considered, pending clarifications from Reserve Bank of India.
3. The Bank has modified the segmental pricing methodology from 01.04.2006. Consequently the Segemental Results are not comparable with the previous periods..
4. Number of Investors Complaints received and disposed of during the quarter ended 30th June 2006 : (i) Pending at the beginning of the quarter 38 (ii) Received during the quarter 1729 (iii) disposed of during the quarter 1652 (iv) Lying unresolved at the end of the quarter 115.
5. The figures of previous periods have been regrouped/rearranged , wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 27th July 2006 and subjected to Review by Auditors.

Mumbai
Date : 27th July, 2006

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

O. P. BHATT
CHAIRMAN

"... on the internet at http://www.sbi.co.in"



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82-4524

क्रमांक / No. : CO / S & B /   दिनांक / Date :

CO/S&B/PCR/2006/ 2296   28-07-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30th June 2006

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/2288 dated the July 28, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.



SEC MAIL PROCESSING
RECEIVED
AUG 0 4 2006
WASH, D.C.
156
SECTION

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/2288

दिनांक / Date : 28-07-2006

Dear Sir,

LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30TH June 2006.

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of Quarterly results of our Bank for the quarter ended 30th June 2006, which has been subjected to review by Auditors and duly signed. We also enclose a copy of the Review Report of the Auditors also.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a


S.B.I. C.O. Mumbai
शे एवं बां विभाग
S & B Deptt

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2006

(Rs.in crores)

	Particulars	Quarter ended 30.06.2006 (Reviewed)	Quarter ended 30.06.2005 (Reviewed)	Year ended 31.03.2006 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	3836.15	9166.29	35794.93
	(a) Interest/discount on advances/bills	5467.35	3964.08	17696.30
	(b) Income on Investments	2940.21	3760.98	13977.53
	(c) Interest on balances with Reserve Bank of India and other interbank funds	344.12	515.25	1760.97
	(d) Others	84.47	925.98	2360.13
2	Other Income	1762.60	1576.56	7388.69
	(A) TOTAL INCOME (1+2)	10598.75	10742.85	43183.62
3	Interest Expended	4952.06	4913.05	20159.29
4	Operating Expenses (e) + (f)	2810.24	2390.32	11725.10
	(e) Payments to and provisions for employees	1924.29	1633.57	8123.04
	(f) Other Operating Expenses	885.95	756.75	3602.06
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7762.30	7303.37	31884.39
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2836.45	3439.48	11299.23
	(D) Provisions and Contingencies (net of write-back)	1281.97	1766.58	4393.08
	--- of which provisions for Non-performing assets	171.55	236.00	147.81
	(E) Provision for Taxes	755.91	450.07	2499.48
	--- of which provisions for Fringe Benefit Tax (FBT)	92.50	85.00	458.00
	(F) NET PROFIT (C - D - E)	798.57	1222.83	4406.67
5	Paid-up equity Share Capital	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year):	27117.79	23545.84	27117.79
7	Analytical Ratios			
	(i) Percentage of shares held by Government of India	nil	nil	nil
	(ii) Capital Adequacy Ratio	11.97%	11.63%	11.88%
	(iii) Earnings per Share (in Rs.)	15.17 (not annualised)	23.23 (not annualised)	83.73
	(iv) (a) Amount of gross non-performing assets	10386.34	12508.88	10375.75
	(b) Amount of net non-performing assets	4431.54	5204.32	4906.42
	(c) % of gross NPAs	3.88%	5.67%	3.88%
	(d) % of net NPAs	1.69%	2.44%	1.87%
	(v) Return on Assets (Annualised)	0.64%	1.04%	0.89%
8	Shareholding pattern			
	a) Reserve Bank of India ...... No. of shares	314338700	314338700	314338700
	...... % of shareholding	59.73%	59.73%	59.73%
	b) Others ...... No. of shares	211960178	211960178	211960178
	...... % of shareholding	40.27%	40.27%	40.27%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs in crores)

		Particulars	Quarter ended 30.06.2006 (Reviewed)	Quarter ended 30.06.2005 (Reviewed)	Year ended 31.03.2006 (Audited)
1		Segment Revenue (income)			
	a	Banking Operations	9509.75	8013.25	35265.88
	b	Treasury Operations	3606.48	4524.12	17436.77
		Total	13116.23	12537.37	52702.65
		Less : Inter Segment Revenue	2606.00	2808.51	11474.69
		Net Income from Operations	10510.23	9728.86	41227.96
2		Segment Results (Profit before tax)			
	a	Banking Operations	1610.31	1191.50	6042.34
	b	Treasury Operations	-144.36	-332.59	-1991.32
		Total	1465.95	858.91	4051.02
		Add / Less : Unallocated	88.53	813.99	1918.65
		Profit before Tax	1554.48	1672.90	5969.67
		Less : Income Tax (including FBT)	755.91	450.07	2439.48
		Add : Extraordinary Profit	0	0	936.48
		Net Profit	798.57	1222.83	4406.67
3		Segment Assets			
	a	Banking Operations	382211.31	427057.02	382211.31
	b	Treasury Operations	219555.40	216956.54	219555.40
	c	Unallocated	2583.13	3984.33	2583.13
		Less : Eliminations	110480.29	188115.02	110480.29
		Total	493869.55	459882.87	493869.55
4		Segment Liabilities			
	a	Banking Operations	357682.71	404730.11	357682.71
	b	Treasury Operations	216439.91	215211.31	216439.91
	c	Unallocated	812.08	0.00	812.08
		Less : Eliminations	108709.24	184130.69	108709.24
		Total	466225.46	435810.73	466225.46

(Segment Assets and Liabilities are as on 31st March of the previous year)


S.B.I. C.O.

Notes :

1. The working results for the quarter ended 30th June 2006 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. The effects of the revised Accounting Standard–15 on employee benefits (which has come in to effect from 1st April 2006) have not been considered, pending clarifications from Reserve Bank of India.

3. The Bank has modified the segmental pricing methodology from 01.04.2006. Consequently the Segment Results are not comparable with the previous periods.

4. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 27th July 2006 and were subjected to Review by the Auditors.



T. S. BHATTACHARYA
Managing Director & GE (CB)



O. P. BHATT
Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co.,
Chartered Accountants



Sachidananda Krishnan
Partner : M.No. 51626

Khandelwal & Jain & Co.,
Chartered Accountants



Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants



P. M. Veeramani
Partner : M.No. 23933

G. S. Mathur & Co.,
Chartered Accountants



Rajiv Wadhawan
Partner : M.No. 91007

Vinay Kumar & Co.,
Chartered Accountants



V. K. Agrawal
Partner : M.No. 13795

M. M. Nissim & Co.,
Chartered Accountants



Sanjay Khemani
Partner : M.No. 44577

Laxminiwas & Jain,
Chartered Accountants



Laxminiwas Sharma
Partner : M.No. 14244

Chaturvedi & Co.,
Chartered Accountants



S. N. Chaturvedi
Partner : M.No. 40479

S K Mittal & Co.,
Chartered Accountants



S. K. Chopra
Partner : M.No. 14907

Kanwalia & Co.,
Chartered Accountants



B. K. Kanwalia
Partner : M.No. 7719

M Choudhury & Co.,
Chartered Accountants



D. Choudhury
Partner : M.No. 52066

K. P. Rao & Co.,
Chartered Accountants



K. Surya Prakash
Partner : M.No. 18857

Vardhaman & Co.,
Chartered Accountants



V Ravi Keerthi
Partner : M.No. 20724



Mumbai,
27th July 2006.

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER ENDED 30TH JUNE 2006

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the quarter ended June 30, 2006. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of **39** branches reviewed by us, **650** branches reviewed by the Bank's Concurrent Auditors, **9** Foreign Offices reviewed by Local Auditors and unreviewed returns in respect of **8589** branches (including 18 Foreign Offices). In the conduct of our review, in addition to 39 branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and local auditors of foreign offices aggregating **659** branches / offices. This review covers **58.15%** of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers **52.32%** of NPAs as on June 30, 2006.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4. Attention is invited to Note No. 2 of the unaudited financial results regarding non-compliance of Accounting Standard–15 (Revised) on employee benefits, the effect of which remains to be ascertained.

5. Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed. or that it contains





any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co.,
Chartered Accountants



Sachidananda Krishnan
Partner : M.No. 51626

Khandelwal & Jain & Co.,
Chartered Accountants



Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants



P. M. Veeramani
Partner : M.No. 23933

G. S. Mathur & Co.,
Chartered Accountants



Rajiv Wadhawan
Partner : M.No. 91007

Vinay Kumar & Co.,
Chartered Accountants



V. K. Agrawal
Partner : M.No. 13795

M. M. Nissim & Co.,
Chartered Accountants



Sanjay Khemani
Partner : M.No. 44577

Laxminiwas & Jain,
Chartered Accountants



Laxminiwas Sharma
Partner : M.No. 14244

Chaturvedi & Co.,
Chartered Accountants



S. N. Chaturvedi
Partner : M.No. 40479

S K Mittal & Co.,
Chartered Accountants



S. K. Chopra
Partner : M.No. 14907

Kanwalia & Co.,
Chartered Accountants



B. K. Kanwalia
Partner : M.No. 7719

M Choudhury & Co.,
Chartered Accountants



D. Choudhury
Partner : M.No. 52066

K. P. Rao & Co.,
Chartered Accountants



K. Surya Prakash
Partner : M.No. 18857

Vardhaman & Co.,
Chartered Accountants



V Ravi Keerthi
Partner : M.No. 20724

Mumbai,
27th July 2006.

